EXHIBIT 1

LETTER FROM THE BOARD OF DIRECTORS OF THE ISSUER FROM OAKTREE CAPITAL
MAANAGEMENT, L.P.

Oaktree Capital Management, L.P. 333 South Grand Avenue, 28th floor Los Angeles, CA 90071 p +1 213 830-6300 oaktreecapital.com

November 6, 2024

Board of Directors
Indivior PLC
10710 Midlothian Turnpike, Suite 125
North Chesterfield, Virginia 23235

To the Members of the Board of Directors:

As you know, Oaktree Capital Management, L.P. (“Oaktree”, “we” or “us”) advises certain funds that, in aggregate, own approximately 7.5% of the ordinary shares of Indivior PLC (“Indivior” or the “Company”), making us one of the Company’s largest shareholders.

It is unacceptable that Indivior’s stock price has plummeted more than 50% in the past year. In the face of that value destruction, Oaktree has attempted to engage constructively with the Company’s Board to address shareholder concerns and improve shareholder value. However, instead of coming to the table collaboratively and demonstrating that they are taking action, the Board and management seem to be doubling down on a failing strategy, ignoring competitive threats and allowing costs to spiral. The Board and management’s actions, or lack thereof, have caused Indivior to underperform the S&P Composite 1500 Pharmaceuticals Select Industry Index by (68%), (71%) and (77%), over a 1-year, 2-year and 3-year period respectively.1

Rather than focusing on Indivior’s core product, Sublocade, the Company spent valuable time and money on unproductive acquisitions, a now-discontinued business line, and excessive R&D.  All the while, the Company essentially disregarded Brixadi’s entrance into the market by failing to take basic steps to protect Sublocade’s competitive position. As an example, the Company waited seven years after Sublocade’s initial FDA approval and more than a year after its competitor’s entry into the market before submitting its prior approval supplements to the FDA for Rapid Induction and Alternative Injection Sites – a pivotal step that would have solidified Sublocade’s dominant position and subdued the competitive threat from Brixadi. As a result, shareholders have suffered a more than 50% loss.

Indivior’s communications regarding its 2024 financial guidance serve as a telling example. At Indivior’s May 23, 2024 analyst teach-in event, management reiterated its full-year and long-term guidance metrics. Six weeks after that, management lowered its financial guidance: they cited Medicaid redetermination and a litany of other reasons but continued to dismiss the increasingly obvious competitive threat from Brixadi. Five months later, management took down guidance again, finally appearing to acknowledge an aggressive competitor. Management either didn’t recognize the competitive threat, or worse, they failed to appropriately alert the investing public about it.

To be clear, we strongly believe in the Company’s mission to alleviate the severe human suffering brought about by the opioid crisis and Sublocade’s key role. However, the rapid decline of shareholder value and the events of the past year – including a lack of focus and accountability by the Board and management, as well as failure to recognize and counter such a clear competitive threat – have exacerbated investor concerns around the Company’s strategy and the Board’s willingness and ability to hold management accountable.

1 As of November 5, 2024.

Oaktree Capital Management, L.P. 333 South Grand Avenue, 28th floor Los Angeles, CA 90071 p +1 213 830-6300 oaktreecapital.com
The Company must take immediate steps to address the following key concerns:

1)	Fix Capital Allocation Strategy and Cost Structure

Indivior’s capital allocation strategy has not produced results.
•	Opiant: the Company acquired Opiant in March 2023 for $145 million, which has yet to generate meaningful revenue from its key product, Opvee, despite it receiving FDA approval in May 2023.
•
Perseris: after significant R&D and operational expenses, management announced that it would discontinue sales and marketing of the product in July 2024, less than two months after reiterating guidance of peak sales of $200 to $300 million.

•
Manufacturing site: an $85 million investment[2] to insource Sublocade and Perseris production seems misguided given the fate of Perseris and the minimal existing internal manufacturing process and know-how.

Indivior’s cost structure is bloated.
•	Costs continue to soar: from fiscal-year 2018 to 2023,adjusted operating expenses have increased by over 19% while revenue increased by only 4%.[3]
•	Operating expenses far exceed peers: Indivior’s operating expenses (excluding R&D) as a percentage of revenue have averaged almost 1400 basis points higher than its peers over the last five years.[4]

2)	Hold Management Accountable

The Company’s pattern of missteps must end.
•
The Board seemingly failed to push management to prepare for Brixadi’s market entry, despite common understanding of Brixadi’s desire (dating as far back as 2014) to compete with Sublocade in the U.S. market.  Furthermore, the Company:

o	Failed to timely counter potential, but addressable, weaknesses of Sublocade (the drug’s shelf life and FDA approval for rapid induction and alternate injection sites).
o	Didn’t appropriately prepare for competition in the criminal justice system channel, which led to the Company losing a material contract.
•	The management team has fallen short in its communication with the market, consistently understating material financial impacts, often despite direct questions on the subject. For example, they:
o
Stated there would be no impact on guidance from Medicaid redetermination disenrollments, then a few months later cited these disenrollments as a reason for the Company’s reduction in its financial outlook.

o	Said there would be no impact on ﬁnancial performance from competition, then blamed competition for poor ﬁnancials just a few months later.

2 Per November 9, 2023, investor presentation slide 11: $5.5 million upfront consideration, $30 million in assumed contract liabilities and capital expenditures of $45 to $55mm over the next three years.
3 Figures in aggregate.
4 Peers include Alkermes PLC, Jazz Pharmaceuticals PLC, Supernus Pharmaceuticals Inc., Pacira BioSciences Inc., Neurocrine Biosciences Inc., Collegium Pharmaceutical Inc. and Endo Inc.

Oaktree Capital Management, L.P. 333 South Grand Avenue, 28th floor Los Angeles, CA 90071 p +1 213 830-6300 oaktreecapital.com
3)	Align Board with Shareholders

We are deeply concerned that the Board has failed to hold management, and themselves, accountable for the Company’s failures and destruction of shareholder value. Further, the non-executive members of the Board hold no meaningful amount of stock, and, unlike most U.S.-listed companies, the Company does not promote alignment with shareholders by compensating non-executive directors in stock.

We believe that the Board must address these issues immediately and work with us to refresh the Board with directors who are committed to taking all steps necessary to improve shareholder value and hold management accountable as they seek to address the Company’s performance.

While we remain interested in working constructively with the Board, we believe it is evident that shareholders are extremely concerned about Indivior’s performance and direction and would support action to effectuate change if necessary.

We look forward to continuing our communications in the coming weeks.

Andrew Diego West
Managing Director
Value Opportunities
Oaktree Capital Management, L.P.